Exhibit 1.01
Conflict Minerals Report
For The Year Ended December 31, 2022

This Conflict Minerals Report (this “Report”) of AZZ Inc. (the "Company”, "our" or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (“the Conflict Minerals Rule” or “the Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2022 to December 31, 2022.

Company Overview

The Company was established in 1956 and incorporated under the laws of the state of Texas. We are a provider of hot-dip galvanizing and coil coating solutions to a broad range of end-markets, predominantly in North America.

During calendar year 2022, we had three distinct operating segments: the Metal Coatings segment, the Precoat Metals segment, and the Infrastructure Solutions segment. The Metal Coatings segment is a leading provider of metal finishing solutions for corrosion protection, including hot-dip galvanizing, spin galvanizing, powder coating, anodizing and plating to the North American steel fabrication and other industries. The Precoat Metals segment provides aesthetic and corrosion protective coatings and related value-added services for steel and aluminum coils, primarily serving the construction; appliance; heating, ventilation, and air conditioning (HVAC); container; transportation and other end markets in the United States. The Infrastructure Solutions segment is dedicated to delivering safe and reliable transmission of power from generation sources to end customers, and automated weld overlay solutions for corrosion and erosion mitigation to critical infrastructure in markets worldwide.

On September 30, 2022, the Company divested its majority interest in its Infrastructure Solutions segment, excluding AZZ Crowley Tubing ("AIS"), by contributing the business to a joint venture (the “AIS JV”) and sold a 60% interest in the AIS JV to Fernweh Group LLC. The inclusion of AIS JV in this Report is limited to information available on the Infrastructure Solutions segment prior to September 30, 2022. On May 13, 2022, the Company also completed the acquisition of the Precoat Metals segment. In accordance with the Conflicts Mineral Rule, information regarding the AZZ Precoat Metals segment is not required to be included in this Report.

Certain statements herein about our expectations of future events or results constitute forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by terminology such as “may,” ”could,” “should,” “expects,” “plans,” “will,” “might,” “would,” “projects,”

“currently,” “intends,” “outlook,” “forecasts,” “targets,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Such forward-looking statements are based on currently available competitive, financial, and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Forward-looking statements speak only as of the date they are made and are subject to risks that could cause them to differ materially from actual results. Certain factors could affect the outcome of the matters described herein. This press release may contain forward-looking statements that involve risks and uncertainties including, but not limited to, changes in customer demand for our products and services, including demand by the construction markets, industrial markets, and the metal coatings markets. We could also experience additional increases in labor costs, components and raw materials, including zinc and natural gas, which are used in our hot-dip galvanizing process; supply-chain vendor delays; customer requested delays of our products or services; delays in additional acquisition opportunities; currency exchange rates; an increase in our debt leverage and/or interest rates on our debt, of which a significant portion is tied to variable interest rates; availability of experienced management and employees to implement AZZ’s growth strategy; a downturn in market conditions in any industry relating to the products we inventory or sell or the services that we provide; economic volatility, including a prolonged economic downturn or macroeconomic conditions such as inflation or changes in the political stability in the United States and other foreign markets in which we operate; acts of war or terrorism inside the United States or abroad; and other changes in economic and financial conditions. AZZ has provided additional information regarding risks associated with the business, in Part I, Item 1A. Risk Factors, in AZZ’s Annual Report on Form 10-K for the fiscal year ended February 28, 2023, and other filings with the Securities and Exchange Commission (“SEC”), available for viewing on AZZ’s website at www.azz.com and on the SEC’s website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. These statements are based on information as of the date hereof and AZZ assumes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Conflict Minerals Rule

Rule 13p-1 was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform Act of 2010 (“Dodd-Frank”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to their functionality or production. The term “conflict minerals” is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, as limited by the Rule, tin, tantalum, tungsten, and gold (“3TGs” or “conflict minerals”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. Companies requiring due diligence must use a nationally or internationally recognized standard in order to meet their compliance and reporting obligations and file a Conflict Minerals Report (“CMR”) with the SEC that includes a description of those due diligence measures.

We determined that 3TGs were necessary to the functionality or production of certain products we manufactured or contracted to manufacture during the 2022 calendar year. Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in our products originated in the DRC or an adjoining country (collectively referred to as the “Covered Countries”). Based on its RCOI, the Company believes that some components used in its products, specifically used within the Infrastructure Solutions segment, could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the 3TGs in question to determine whether its products are “DRC Conflict Free.”

The Company designed its due diligence measures to conform, in all material respects, with the nationally recognized due diligence framework in The Organization for Economic Co-Operation and Development (“OECD”), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and the related Supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD guidelines are commonly used among our publicly-traded industry peers.

We remain committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, the Company has put into place a due diligence program to address human rights issues and responsible practices across its supply chain.

Reasonable Country of Origin Inquiry

To determine whether 3TGs in the Company’s products originated in Covered Countries, the Company retained Assent Compliance (“Assent”), an independent third-party service provider, to assist in reviewing its supply chain. For both the Metal Coatings segment and Infrastructure Solutions segment, the Company provided lists of suppliers to Assent for upload to the Assent Compliance Manager (“ACM”), a supplier management platform.

The Company utilized the Responsible Business Alliance and Global e-Sustainability Initiative’s (“RBA-GeSI”) Conflict Minerals Reporting Template (“CMRT”), version 6.22, to survey of all its suppliers. In connection with the supplier survey, the Company contacted suppliers via the ACM, provided by Assent, that enables users to complete and track supplier communications, as well as allows suppliers to upload completed CMRTs directly to the platform for consolidated vendor assessment and management.

Assent requested all of the Company's suppliers complete a CMRT for 2022 and included training and educational materials to guide suppliers on best practices and the use of the reporting template. In addition to Assent's supply chain data collection efforts, the Company directly contacted suppliers that were unresponsive to Assent’s prior communications during the due diligence process and responded to supplier comments regarding the Company’s reporting request.

The ACM also includes automated data validation on all submitted CMRTs submitted for the Company. All submitted forms are accepted and classified as valid or invalid. Suppliers submitting invalid forms are subsequently contacted and provided with guidance on how to correct their submission errors.

Assent compared the list of smelters and refiners provided in the Company’s suppliers’ responses to the lists of smelters maintained by the Responsible Mineral Initiative (“RMI”) and, if a supplier indicated that a facility was certified as conflict-free, Assent confirmed that the facility was listed on RMI’s list of validated conflict free smelters and refiners of 3TGs. Assent used data collected through supply chain information shared via upstream audit programs to support source of origin determinations. All respective smelters that supply to the Company, are conformant to the RMI assessment protocol for conflict-free sourcing.

Based on the RCOI, the Company has reason to believe that some of the 3TGs may have originated from the Covered Countries, and, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the conflict minerals in question.

Due Diligence Measures Performed

We are a downstream consumer of 3TGs – we do not purchase raw or smelted ores and our Company is several supply–chain layers removed from the mining and processing of 3TG metals. Accordingly, we relied heavily on our direct suppliers to complete our RCOI for calendar year 2022.

Our due diligence measures were designed to be in conformity with the criteria set forth in the internationally-recognized OECD Guidance, as set forth below.

Step 1: Establish Company Management Systems

We undertook the following measures to establish an internal management system to support supply- chain due diligence:
•Assembled an internal, cross-functional team to oversee the Company’s conflict minerals compliance program. The team reports to the Chief Legal Officer and includes representatives from the Company’s corporate team and our relevant business segments.
•Previously adopted a conflict minerals policy and posted the policy on the Company’s website.
•Documented the process the Company follows to collect information from direct suppliers regarding the use and origin of the 3TGs in its supply chain and made risk-based sourcing decisions based on that information.
•Communicated that the Company’s ethics hotline – AZZ Alertline (https://azz.alertline.com)
can be used to report concerns regarding compliance with the Rule.
•Engaged Assent to assist with supply-chain due diligence regarding potential suppliers of 3TGs, identifying potential risks, and implemented additional due diligence steps that we may undertake with suppliers.
•Leveraged Assent’s ACM supplier management platform to maintain a consolidated survey response database to ensure the retention of relevant documentation.

Step 2: Identify and assess risks in the supply chain

Due to the Company’s size, the complexity and variance of its products and services, and the constant evolution of the supply chain, it is difficult to identify parties upstream from the Company's direct suppliers. Risks are identified automatically in the ACM based on pre-established criteria for supplier responses to our annual due diligence. These risks are addressed by Assent’s supply chain staff and members of the Conflict Minerals team internally who follow up with the Company’s suppliers, gather pertinent data and perform an assessment of each supplier’s conflict minerals status.

In accordance with OECD Guidance, it is important to identify and assess risks associated with conflict minerals in the supply chain. Risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2022 calendar year.

In order to assess the risk that any of these smelters posed to the Company’s supply chain, Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance. The Company does not typically have a direct relationship with 3TGs smelters and refiners and does not perform or direct audits of these entities within its supply chain. Smelters that have completed an audit are considered to be DRC-Conflict Free. In cases where a smelter’s due diligence practices have not been audited, a potential supply chain risk exists.

Each facility that meets the RMI definition of a smelter or refiner of 3TGs was assessed according to red flag indicators defined in the OECD Guidance. Assent used numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the DRC and Covered Countries;
•Known mineral source country of origin;
•Responsible Minerals Assurance Process (RMAP) audit status;
•Credible evidence of unethical or conflict sourcing;
•Peer Assessments conducted by credible third-party sources.

As part of the Company’s risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, certain risk mitigation activities are considered, including instructing the supplier to take their own risk mitigation actions and requesting submission of a product specific CMRT to better identify the connection to products that they supply to the Company.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain. In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Guidance and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:

A.    Have you established a conflict minerals sourcing policy?
D.     Have you implemented due diligence measures for conflict-free sourcing?
F.    Do you review due diligence information received from your suppliers against your company’s expectations?
G.    Does your review process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least A, E, G, H), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

Step 3: Design and implement a strategy to respond to identified risks

Assent’s and the Company’s red flag review process is consistent with OECD Guidance. According to that process, follow-up is necessary for suppliers who respond that their products may contain 3TGs that originated in one of the Covered Countries or whose origin is unknown. The purpose of that follow-up is to identify the smelters and refiners from which those minerals were sourced and cross-check those facilities against the list of smelters/refiners designated as “conflict free” by the Electronic Industry Citizenship Coalition’s Conflict-Free Sourcing Initiative (“CFSI”). The Company considers the results of that inquiry when deciding how to respond to any identified risks (e.g., encouraging suppliers to transition away from non-CFSI-compliant smelters and refiners, discontinuing sourcing from a supplier, etc.).

Step 4: Carry out an independent third-party audit of smelter/refiner due diligence practices

The Company supports the mission of CFSI’s Conflict-Free Smelter Program (“CFSP”), an assessment scheme that facilitates independent third-party audits of smelters and refiners. As a downstream consumer of conflict minerals, however, the Company is not required by the OECD Guidance to directly audit the smelters/refiners in its supply chain.

The Company does not have a direct relationship with any 3TGs smelters or refiners and does not perform or direct audits of these entities within its supply chain. Instead, the Company relies on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Outside of the scope of work Assent performs for the Company, Assent also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners.

Step 5: Report annually on supply chain due diligence

The AZZ Conflict Minerals Policy Statement, 2022 Conflict Minerals Report, and the associated Form SD are all available online at www.azz.com. The website (and information accessible through it) is not incorporated into this 2022 Conflict Minerals Report or the associated Form SD.

Results of Due Diligence

After performing a RCOI and due diligence for calendar year 2022, we have no reason to believe that any of our suppliers source 3TGs that directly or indirectly benefit the armed groups in the covered countries.

We received responses from approximately sixty-six percent (66%) of our surveyed suppliers (the “Respondents”). We reviewed the responses against criteria developed to determine which responses required further engagement with the Respondents. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the CMRT. The Respondents’ responses provided data at a company, user-defined or product level. Forty-six percent (46%) of the Respondents’ responses provided representations that their products do not contain 3TGs. Fifty-four percent (54%) of the Respondents’ responses identified smelters or refiners for the products they sell to us (the “Respondent Identified Responses”). Sixty-five (65%) of Respondent Identified Responses identified RMAP certified conformant smelters or refiners. The Company validated 345 smelters or refiners identified within its supply chain. If a supplier indicated that the facility was certified as “conflict-free,” such status was confirmed by Assent if the facility was listed by the RMI as certified.

Due diligence is ongoing and the information received continues to improve in quantity and quality, but many of the responses received provided data at a company or divisional level, indicated an “unknown” status in terms of determining the origin of the 3TGs, or did not specify the smelters or refiners used for materials specifically supplied to us. We cannot definitively determine whether any of the 3TGs reported by the suppliers were contained in materials supplied to us or validate that any of these smelters or refiners are actually in our supply chain. While many of the smelters and refiners in our supply chain have been verified to be conflict-free, we were unable to establish the conflict status on all of our products.

Continuous Risk Mitigation Efforts

The Company intends to continue to comply with the Rule on an annual basis and expand or narrow the scope of future due diligence efforts in light of any changes in its supply chain. The Company also intends to continuously implement steps that could improve the information gathered from its annual due diligence process, including taking actions designed to increase the response rate of its suppliers. Additionally, the Company intends to take the following steps to mitigate the risk that any 3TGs that may be contained in its products could benefit armed groups during the next reporting period:

•Continue to improve the number and quality of supplier responses through active supplier engagement; and
•Continue to streamline the Company’s internal reporting processes.

As the Company has not elected to describe any of its products as “DRC conflict free,” this Report has not been subject to an independent private sector audit, consistent with the guidance provided by the SEC in its Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued on April 29, 2014, the SEC’s Order Issuing Stay, dated May 2, 2014, and the SEC’s Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, dated April 7, 2017.
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